FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

São Paulo, Brazil, May 31st, 2011. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 3 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, hereby discloses the following correspondence from Casino Guichard Perrachon S.A. received today.

São Paulo, May 31st, 2011.

Vítor Fagá de Almeida

Investors Relations Officer

Paris, May 30th, 2011.

Companhia Brasileira de Distribuição

At.       Mr. Eneas Pestana

            Chief Executive Officer

Mr. Vitor Faga de Almeida

Investors Relation Officer

Copy to:            Mr. Abílio Diniz

Chairman of CBD’s Board of Directors

Dear Sirs:

For the purposes of article 3 of the CVM Rule 358/02, we hereby inform you that, on May 30th, 2011, Casino Guichard Perrachon S.A.  (“Casino”), and its affiliates Segisor and Sudaco Pariticipações Ltda., filed a request for arbitration under ICC Rules against Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D´Avila, Adriana Falleiros dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Peninsula Participações Ltda., in accordance with the provisions of Shareholders' Agreeement dated as of November 27th, 2006 relating to Wilkes, the controlling company of CBD. The arbitration procedure, which is subject to applicable confidentiality provisions, is aimed at ensuring the complete observance of the shareholders’ agreements deposited with the company and the other agreements executed by and among the controlling shareholders.

Casino will keep the company informed of any related material events or facts, and hereby requires the company’s management to publicly disclose the entire content of this letter prior to the beginning of trading on BM&FBovespa on May 31st, 2011, for the purposes of ensuring that the markets operate with adequate information.

Very truly yours,

Casino Guichard Perrachon S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 31, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.